[SASM&F Letterhead]
October 22, 2010
VIA EDGAR
Tom Kluck, Branch Chief
Adam F. Turk, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Consolidated Capital Institutional Properties, LP Schedule 13E-3 Filed on September 14, 2010-10-18 File No. 005-47009

Aimco Properties, LP Form S-4 Filed September 14, 2010 File No. 333-169353-01
Gentlemen:
          On behalf of Consolidated Capital Institutional Properties, LP, a Delaware limited partnership (“CCIP”), and Aimco Properties, L.P., a Delaware limited partnership (the “Aimco OP”), we are submitting this letter in response to your letter to John Bezzant, dated October 15, 2010, regarding CCIP’s Schedule 13E-3, file No. 005-47009, filed with the Securities and Exchange Commission (the “Commission”) on September 14, 2010 (the “Schedule 13E-3”), and Aimco OP’s Registration Statement on Form S-4, file No. 333-169353-01, filed with the Commission on September 14, 2010 (the “Form S-4”).
          For your convenience, your comments are set forth below, followed by the Company’s responses. References to page numbers correspond to the page numbers in the Schedule 13E-3 or Form S-4, as applicable.
1.	Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Based on information contained in the Schedule 13D/A filed by Aimco OP and affiliates on September 9,2010, it would appear that additional affiliated parties are engaged in the going private transaction. For example, we note that Aimco IP/LP, L.P., Cooper River Properties, L.L.C. and Reedy

October 22, 2010

River Properties, L.L.C are not included as filing parties. Please revise to add such filing parties or advise us as to why this revision is not required. For guidance, refer to Question 101.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.
     Response: We have revised the Schedule 13E-3 to include AIMCO IPLP, L.P., Cooper River Properties, L.L.C. and Reedy River Properties, L.L.C. as filing parties.
2.	Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the other filing Aimco filing parties, and this fact should be reflected in the disclosure. Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, be sure that each new filer signs the Schedule 13E-3.

Response: We have revised the disclosure as requested.

3.	Please revise to ensure that all disclosure required by Schedule 13E-3 is included in the disclosure document (i.e., the prospectus included as part of the registration statement) delivered to the limited partners. For example, portions of disclosure required pursuant to Items 3 and 7(d) of Schedule 13E-3 and corresponding Items 1003(c)(3), 1003(c)(4), and 1013 of Regulation M-A that were included in the Schedule 13E-3 do not appear to have been included in the registration statement itself. Please revise the registration statement accordingly.

Response: We have revised the disclosure as requested.

4.	Refer to Item 4 of Schedule 13e-3 and corresponding Item 1004(c) of Regulation M-A. It would appear that Series A unit holders who are not affiliated with Aimco OP will receive an additional amount of consideration in the exchange if they sign a waiver and release form. Please revise to reference this arrangement or advise.

Response: We have revised the disclosure as requested.

October 22, 2010

5.	Please revise so that the information required by Items 7, 8, and 9 of Schedule 13E-3 is prominently disclosed in a “Special Factors” section in the front of the registration statement. See Exchange Act Rule 13e-3(e)(I)(ii).

Response: We have revised the disclosure as requested.

6.	Please confirm that you have included all applicable disclosure required by Items 901 through 915 of Regulation S-K. Alternatively, please tell us which exemption you are relying upon under Item 901(c).

Response: We have revised the disclosure to include all applicable disclosure required by Items 901 through 915 of Regulation S-K.
Summary, page 1
7.	Please revise the summary term sheet to briefly describe in bullet point format the most material terms of the proposed transaction. The bullet points must cross-reference a more detailed discussion contained in the disclosure document that is disseminated to security holders. See Item 1001 of Regulation M-A.

Response: We have revised the disclosure as requested.
Selected Summary Historical Financial Data of CCIP page 16
8.	We note that you have incorporated your financial statements by reference, but have not included all of the summarized financial information specified in Item 1010(c) of Regulation M-A in the offering document, as required by Instruction 1 to Item 13 of Schedule 13E-3. For example, but without limitation, you do not appear to have disclosed current assets, noncurrent assets, current liabilities, noncurrent liabilities, and ratio of earnings to fixed charges. Please revise the registration statement to provide all disclosure required by Item 1010(c) of Regulation M-A.
     Response: Please note that, in accordance with Section 1-02(bb)(1) of Regulation S-X, classified balance sheets are normally not presented for real estate companies such as CCIP. Please also note that the selected summary historical financial data already includes CCIP’s deficit of earnings to fixed charges and book value per limited partnership unit.
The Merger, page 26
Background and Reasons for the Merger, page 26

October 22, 2010

9.	Please revise this section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any advisors or other counsel and the members of management who were present at each meeting. In addition, each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. In addition, please file all relevant written materials as exhibits to the Schedule 13E-3.

Response: We have revised the disclosure as requested.

10.	Please revise to disclose in greater detail the “investment criteria” considered by Mr. Bezzant with respect to each property appraised by CRA and how consideration of the criteria for each property factored into his assessment of the appraisal value determined by CRA.

Response: We have revised the disclosure as requested.

11.	Please revise the first full paragraph on page 27 to explain why Mr. Bezzant discussed with Mr. McCandless the possibility of Aimco OP acquiring the Plantation Gardens Property from CCIP.

Response: We have revised the disclosure as requested.

12.	Please revise the second full paragraph on page 27 to provide a more detailed discussion of ConCap’s previous efforts to sell the Regency Oaks Property in January 2009.

Response: We have revised the disclosure as requested.

13.	Please revise the second full paragraph on page 27 to quantify the amounts of the Regency Oaks Property’s outstanding debt and the prepayment penalty. Also revise the third full paragraph on page 27 to provide the same disclosure for the Plantation Gardens Property.

Response: We have revised the disclosure as requested.
Reasons for the Merger; Fairness of the Transaction, page 29

October 22, 2010

14.	Rule 13e-3 requires each issuer and affiliate directly or indirectly engaged in the going private transaction to furnish the required disclosures regarding substantive and procedural fairness to the company’s unaffiliated limited partners. For guidance, please refer to Question 117.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Exchange Act Rule 13e-3 and related Schedule 13E-3. In that regard, we note that you have not provided this disclosure for any filing person other than ConCap, and that ConCap concluded that the proposed merger is fair to “the CCIP limited partners,” rather than unaffiliated limited partners. Please revise to provide this information for each filing person; each filer must independently disclose its belief as to whether the transaction is substantively and procedurally fair to the company’s unaffiliated limited partners and provide the basis for the belief provided. See Item 1014 of Regulation M-A. Please note that if a filing person has based its fairness determination on the analysis of factors undertaken by others, the filing person must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Refer to Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981).

Response: We have revised the disclosure as requested.

15.	The recommendation and analysis does not appear to address the factors described in Instruction 2 to Item 1014, Or explain in detail why such factors were not deemed material or relevant. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34- 17719 (April 13. 1981). Please revise. Please note that this comment applies to all filing persons.

Response: We have revised the disclosure as requested.

16.	Please revise to discuss how each filing person was able to arrive at the conclusion of fairness given the absence of the factors listed in Item 1014(c) and (d) of Regulation MA.

Response: We have revised the disclosure as requested.

17.	Although we note the consideration by the filing persons of the mandatory termination of the partnership in 2011, please clarify further the reasons each filing person chose to undertake the going private transaction at this time as opposed to other times in the company’s operating history. See Item 1013(c) of Regulation M-A.

Response: We have revised the disclosure as requested.

October 22, 2010

18.	Item 1013(d) of Regulation M-A requires a reasonably detailed discussion of the benefits and detriments of the transaction to the company, its affiliates and unaffiliated security holders, and the benefits and detriments must be quantified to the extent practicable. Further, the description must include, but not be limited to, the effect of the Rule 13e-3 transaction on each affiliate’ s interest in the net book value and net earnings of the partnership in terms of both dollar amounts and percentages. Please revise to include this disclosure. See Instruction 2 and Instruction 3 to Item 1013 of Regulation M-A.

Response: We have revised the disclosure as requested.

19.	Please revise the final paragraph of this section to include a more detailed explanation of why you determined that the benefits of the proposed merger outweighed the costs and risks. See Item 1014(b) of Regulation M-A.

Response: We have revised the disclosure as requested.
Determination of Merger Consideration, page 30
20.	In the carryover paragraph on page 31, you state that since the liabilities attributable to the properties (including mortgage debt and estimated prepayment penalties) exceed the appraised values of the properties and other partnership assets. ConCap determined that there would not be any remaining net proceeds available for distribution to the limited partners; nevertheless, Aimco OP and ConCap determined that unaffiliated limited partners would receive an aggregate of $200,000. Please explain why this dollar amount was chosen and clarify further how it was determined.

Response: We have revised the disclosure as requested.
Waiver and Release and Additional Consideration, page 32
21.	Please revise to discuss the process that lead to your decision to offer $2.16 per unit for the release, and how you determined the amount itself.

Response: We have revised the disclosure as requested.

22.	Please revise to clarify wherever the waiver and release are discussed, that such waiver and release do not apply to claims security holders may have against the registrants under the federal securities laws.

Response: We have revised the disclosure as requested.

October 22, 2010

The Appraisals, page 33
23.	Please revise the last paragraph on page 33 to explain why CRA used the discounted cash flow and direct capitalization methods to estimate a value for the Sterling Property, but only used the direct capitalization method to estimate a value for the Plantation Gardens Property and the Regency Oaks Property.

Response: We have revised the disclosure as requested.

24.	Please revise your disclosure on pages 33, 35 through 36, and 38 through 39 to explain why CRA utilized the assumptions listed in bullet points.
     Response: We note that the S-4 includes disclosure describing the basic parameters that CRA followed in connection with the assumptions it employed to determine the value of each property under the income capitalization approach. In response to your letter, we have also added additional disclosure explaining why CRA utilized the assumptions it did with respect to each property.
25.	Wherever you discuss the valuation under sales comparison approach, provide a more detailed discussion of the comparable transactions considered, and disclose whether any sales were excluded from the comparison and why they were excluded.

Response: We have revised the disclosure as requested.

26.	Please revise the second full paragraph on page 37 to explain what is meant by an EGIM analysis.

Response: We have revised the disclosure as requested.
Expenses and Fees and Sources of funds, page 42
27.	On page 42, you state that you could use drawings under your revolving credit facility to pay for the merger. In that regard, it appears disclosure pursuant to Item 1007(d) of Regulation M-A is required. Please revise your document accordingly, or explain to us why Item 1007(d) is not applicable. If you provide disclosure responsive to Item 1007(d), please file the credit facility as an exhibit to your Schedule 13E-3. See Item 1016(b) of Regulation M-A.

October 22, 2010

Response: We have revised the disclosure as requested.
Election Forms, page 44
28.	We refer to the cover page in which you advise security holders who are unaffiliated with Aimco OP of the opportunity to receive an additional $2.31 in exchange for signing a waiver and release form. Throughout the remainder of the disclosure, however, the referenced amount is $2.16. Please reconcile this inconsistency.

Response: We have revised the disclosure as requested.

29.	We note disclosure on page 33 that provides extensive disclosure regarding the nature of the claims to which the waiver and release apply. Please revise to provide a cross reference to the more detailed disclosure on page 32 and as noted in a prior comment, revise to clarify that such waiver and release does not preclude security holders from pursuing claims they may have against the registrant under the federal securities laws.

Response: We have revised the disclosure as requested.
Certain United States Federal Income Tax Matters, page 66
30.	On page 66, you state that you have included a general summary of “certain” material United States federal income tax consequences. Please revise to discuss all material federal income taxes and to remove the suggestion that your disclosure is not materially complete. See Item 1004(a)(1)(xii) of Regulation M-A.

Response: We have revised the disclosure as requested.

31.	Please revise to discuss the federal tax consequences of the Rule 13e-3 transaction on all Rule 13e-3 filing persons. See Item 1013(d) of Regulation M-A.

Response: We have revised the disclosure as requested.
Where You Can Find Additional Information, page 94
32.	Please refer to the second paragraph on page 94. Neither Rule 13e-3 nor Schedule 13E-3 permit general “forward incorporation” of documents to be filed in the future. Rather,

October 22, 2010

you must specifically amend your document to specifically list any such filings. Please revise.

Response: We have revised the disclosure as requested.

33.	Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Please revise this section to include disclosure stating that the safe harbor provisions in the Forms 10-K and Forms 10-Q incorporated by reference into the registration statement, or annexed to the registration statement, do not apply to any forward-looking statements the company makes in connection with the going private transaction. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.
     Response: We have revised the disclosure as requested, and will refrain from referring to such safe-harbor provisions in any future filings, press releases or other communications relating to this going private transaction.
Exhibits, page II-2
34.	We note your statement on page II-2 that the representations and warranties have been made solely for the benefit of the other parties to the applicable agreement. Please revise to remove any potential implication that the agreements filed as exhibits do not constitute disclosure under the federal securities laws. See Exchange Act Release No. 34-51283 (March 1, 2005).

Response: We have revised the disclosure as requested.

          In connection with our response to your letter, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding the foregoing, please contact Jonathan Friedman at (213) 687-5396 or the undersigned at (213) 687-5618.
Respectfully yours,
/s/ Michael Moulton
Michael Moulton
cc:	Derek McCandless John Bezzant